Exhibit 99.1

ImmunoPrecise Antibodies’ Subsidiary Talem Therapeutics Announces a Multi-Target AI-Driven Antibody Discovery Collaboration with Libera Bio

  The program will leverage BioStrand’s LENSai® Full Suite of Integrated Intelligence Technology® with Libera Bio’s Multifunctional Polymeric Nanocapsules (MPN Technology®)
  The Alliance has Stipulated a Minimum of Upfront and Downstream Milestone Payments of USD 155 Million Plus Commercial Royalties, per Product Developed

VICTORIA, British Columbia & SANTIAGO DE COMPOSTELA, Spain--(BUSINESS WIRE)--March 15, 2023--Immunoprecise Antibodies Ltd. (NASDAQ: IPA) (“Immunoprecise” or “IPA” or the “Company”), an AI-driven biotherapeutic research and technology company, today announced that Talem Therapeutics LLC, an independently operating subsidiary of IPA, and Libera Bio S.L., have signed a collaboration agreement to jointly address intracellular targets. It is estimated that 75% of disease-causing targets are located inside cells1. Some of the most elusive cancer targets are expressed inside tumor cells. Because they are so difficult to address, they have sometimes been deemed “undruggable” and thus represent high unmet medical needs.

Numerous pathways intersect inside tumor cells, such as the MAPK pathway or the “Hedgehog Pathway”, and may generate conditions for tumors to develop, grow and evade the immune system. Disrupting signals at one or more points within these pathways may slow down the growth of the tumors and inhibit their proliferation. Small molecules have been successfully developed to this end, but they often present a significant lack of specificity resulting in toxicity, leading to undesirable side effects for patients. Engineering antibodies to force them inside tumor cells has also been attempted, but it is a complex process, often wrought with failure. The collaboration between Talem and Libera Bio will leverage a nanotechnology that has been proven in vivo to deliver antibodies inside tumor cells and provides a potential solution to this medical challenge.

Libera Bio’s Multifunctional Polymeric Nanocapsules (MPN Technology®) offer an elegant way to deliver antibodies inside tumor cells. The relevant antibodies are encapsulated in multi-layer nanocapsules of approximately 1/10,000th of a millimeter in diameter. The nanocapsules are specifically designed around the physicochemical properties of antibodies, to protect them from degradation in the blood stream. Libera Bio believes that this might be the only nanotechnology with in vivo proof of concept of delivering whole antibodies intracellularly. In addition, MPNs can deliver other biologic modalities or combinations of a biologic and a small molecule in the same nanocapsule. Passively or actively targeted, the MPNs deliver these compounds through a cell membrane and to intracellular targets.

Whole antibodies, close to their natural form, can be delivered in this manner. Talem will leverage its antibody discovery and development expertise and access, including without limitation, the LENSai Technology® from BioStrand B.V., an independently operating subsidiary of IPA. BioStrand has developed a proprietary, AI-driven platform to optimize the design of such antibodies. BioStrand computationally generates and rapidly screens a large set of diverse antibody candidates against a prioritized list of targets, including intracellular targets.

Talem and Libera Bio will jointly develop novel antibodies for use with MPN delivery, with the goal of offering them to larger pharma companies to conduct late-stage development and commercialization. The work launches with the investigation of two intracellular targets with very high unmet patient needs to offer options to the oncologists treating them. “As we continue to push the boundaries of cancer therapy, the ability to target intracellular proteins has been the 'Holy Grail' in oncology. Libera Bio's ground-breaking approach of enabling biologics to penetrate the cell membrane and reach previously 'undruggable' targets is an exciting development that has the potential to transform the way we treat cancer,” said Dr. Jennifer Bath, CEO and President of Immunoprecise Antibodies Ltd.

“The Libera Bio team has been very impressed with the combination of modern in silico tools and wet lab capabilities at the IPA Family of companies. We are looking forward to this alliance that just may yield dozens of new options for cancer treatment,” added Olivier Jarry, Co-Founder and CEO of Libera Bio.

  Verdine GL, Walensky LD. The challenge of drugging undruggable targets in cancer: lessons learned from targeting BCL-2 family members. Clin Cancer Res. 2007;13(24):7264-70. doi:10.1158/1078-0432.CCR-07-2184.

About Immunoprecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

About Libera Bio. S.L.

Libera Bio S.L. (www.liberabio.com) is a private Spanish company, spun off from the University of Santiago de Compostela (Galicia, Spain). Libera Bio aims at changing cancer therapy by allowing biologics to cross the cell membrane and reach “undruggable” intracellular targets: the “Holy Grail” in oncology. It has conducted preclinical studies of antibodies addressing frequent mutations of KRAS, a protein involved in a large number of cancers, particularly pancreatic, colorectal and lung cancers. It is now preparing for the enabling studies aiming at a clinical trial authorization. Visit http://LiberaBio.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements regarding the ability to design and to deliver antibodies to address intracellular targets in a safe and effective manner as well as statements relating to the expected outcome of integrating in silico models and wet-lab experiments. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the targeted antibodies may be very difficult or impractical to design, develop and deliver, that the integration of in silico models, wet-lab experiments and preclinical studies may not yield the expected results, as well as those risks discussed in the Company’s Annual Information Form dated July 28, 2022 (which may be viewed on the Company’s profile at www.sedar.com), and the Company’s Form 40-F, dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Contacts

Immunoprecise Antibodies Ltd.
Investor contact: investors@ipatherapeutics.com

Libera Bio. S.L.
Olivier Jarry, CEO, Contact@LiberaBio.com